Exhibit 99.8

McIlvenna Bay Project Saskatchewan Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada

Certificate of Qualified Person

I, Mark Hatton, P.Eng., do hereby certify that:

1.	I am currently employed as Mining Engineer by Stantec Consulting Ltd. (Stantec), 1-1760 Regent St., Sudbury, ON, Canada P3E 3Z8.

2.	I graduated with a Bachelor of Science Degree in Mining Engineering from the Queen’s University in Kingston Ontario in 1994.

3.	I am a member in-good-standing of the Professional Engineers Ontario (Registration #90433939).

4.	I have practiced my profession continuously since 1994 and have experience in mining operations and consulting. I have worked as a Mining Engineer with Stantec for 30 years working on studies for most commodities in many different countries, with 4 years of on-site operations experience at nickel, gold, potash and zinc mines in Canada, Tanzania, and Turkey. My relevant experience includes underground mine design, surface and underground related infrastructure, capital and operating cost estimates, and cash flow modelling and financial analysis for gold, nickel, zinc, copper, and uranium mines in Canada, and Mexico.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I meet the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am the co-author of the Report and am responsible for Sections 1.1, 1.2, 1.9 to 1.12 to 1.17, 2, 3, 15, 16.1, 16.3 to 16.16, 18.5, 19, 20, 21.1.1, 21.1.2, 21.1.6, 21.1.7, 21.2.1, 21.2.3, 22, 24, 25.2, 25.4, 25.5, 25.8, 25.9, 25.10, 25.11, 26.1, 26.3 and 26.6 of the report titled “Technical Report on the McIlvenna Bay Project, Saskatchewan, Canada” with an effective date of March 12, 2025, prepared for Foran Mining Corp. and readdressed to Eldorado Gold Corporation on May 29, 2026.

7.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8.	I personally inspected the property during a site visit on August 23, 2021.

9.	I have had no prior involvement with the McIlvenna Bay Project that is subject to this Report.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

12.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

Dated this June 8, 2026.

(signed) "Mark Hatton"

Mark Hatton, P.Eng.

June 2026
Project Number: 169524701